[redacted]

A-5*
3/7

08028645

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cain Brothers & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Madison Avenue, 5th Floor
(No. and Street)

New York, (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Rhett Thurman (212) 869-5600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

PROCESSED
MAR 2 4 2008
THOMSON
FINANCIAL

SEC
Mail Processing
Section
FEB 29 2008
Washington, DC
101

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KG
3/21

OATH OR AFFIRMATION

I, Rhett Thurman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cain Brothers & Company, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

TARA PAYNE-MILLS
Notary Public, State of New York
No. 01PA4998720
Qualified in Nassau County
Certificate filed in New York County
Commission Expires July 20, 2010
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes ~~in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

CAIN BROTHERS & COMPANY, LLC AND SUBSIDIARY

December 31, 2007

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member of
Cain Brothers & Company, LLC

We have audited the accompanying consolidated statement of financial condition of Cain Brothers & Company, LLC and Subsidiary (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of Americas as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Cain Brothers & Company, LLC and Subsidiary as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 28, 2008

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Cain Brothers & Company, LLC and Subsidiary

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash and cash equivalents	$ 7,360,668
Fees receivable, net of reserves of $270,739	2,961,562
Securities owned, at market value	3,607
Investments, at fair value	3,328,756
Due from clearing broker	280,412
Property and equipment - net of accumulated depreciation of $384,963	2,055,159
Prepaid expenses and other assets	1,036,703
	$17,026,867

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Bonus and profit-sharing payable	$ 4,723,031
Accounts payable and accrued expenses	1,992,057
Total liabilities	6,715,088
Member's equity	
Cain Brothers & Company, Incorporated	10,311,779
Total member's equity	10,311,779
	$17,026,867

The accompanying notes are an integral part of this statement.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2007

NOTE A - ORGANIZATION

Cain Brothers & Company, LLC (the "Company") was formed under the laws of the State of Delaware as a limited liability company on June 18, 1997, and began operations under the Amended and Restated Limited Liability Company Operating Agreement (the "Agreement") as of August 1, 1997. As of December 31, 2007, the Company is operating under the Third Amended and Restated Limited Liability Company Operating Agreement (the "New Agreement"). The Company, which was formed by Cain Brothers & Company, Incorporated ("Cain") subject to the Asset Contribution Agreement dated August 1, 1997, filed an amendment to its Form BD and assumed the broker-dealer license of Cain.

The term of the Company will expire on December 31, 2048, unless certain events (as defined in the New Agreement) occur prior to this date to effect the termination of the Company.

The Company is an investment banking and financial advisory firm concentrating on the health care industry. The Company is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation. Securities transactions are cleared on a fully disclosed basis through Pershing, LLC (the "Clearing Broker"). As the Company does not carry customer accounts, it is exempt from the SEC's Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

The Company is also the sole member of Cain Brothers RE LLC (organized as a Delaware LLC on February 24, 2005), a licensed real estate broker which offers financial advisory and brokerage services related to medical real estate assets.

NOTE B - BACKGROUND

Cain formed the Company on June 18, 1997, and was the sole member of the Company as of this date. On August 1, 1997, Cain amended the limited liability company operating agreement to admit Banc One Capital Partners, LLP ("Banc One") as a member of the Company. On August 1, 1997, Cain contributed certain assets, at their carrying value, to the Company in exchange for the Company assuming certain liabilities of Cain, at their carrying value, and issuing 750 of the Company's common units. On October 4, 2000, Cain amended its limited liability agreement to effect the withdrawal of Banc One's membership and admit Able Health Ventures LLC ("Lehman"), a wholly-owned subsidiary of Lehman Brothers Holdings, Inc., as a member of the Company. On March 31, 2006, Cain made an

NOTE B (continued)

additional contribution of capital to the Company which was used to redeem in full the preferred interest of Lehman at its carrying value (the "Lehman Redemption"). The Lehman Redemption did not affect the Company's capital, but as a consequence of this transaction, the Company became a single-member LLC.

Effective with the Lehman Redemption, the business and affairs of the Company have been managed and controlled by Cain as the sole member. On December 14, 2007, Cain entered into a Credit Agreement with CapitalSource CF, LLC which facilitated Cain's recapitalization and redemption of a portion of the equity interest in Cain held by Daniel and James Cain (its founders). Pursuant to the Credit Agreement, Cain pledged its assets, including its membership interest in the Company, to CapitalSource. Also pursuant to the Credit Agreement, Cain caused the Company to enter into a Letter Agreement which stipulates that (subject to FINRA approval) an amendment to the Company's Operating Agreement would be adopted on or before March 14, 2008. This amendment, if and when adopted, would cause the Company to make quarterly distributions to Cain so long as the Company's earnings and regulatory capital are sufficient to allow such distributions.

Correspondence received from FINRA on January 28 and February 14, 2008 conveyed no objection to the proposed Operating Agreement amendment. Accordingly, the Company intends to adopt the amendment and begin quarterly distributions as proposed. The first such distribution is scheduled for March 31, 2008.

Concurrent with the CapitalSource transaction, Cain designated two officers to manage the affairs of the Company, subject to Cain's supervision and control. These officers and certain other management employees of the Company are shareholders in Cain and are paid by the Company through compensation.

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. *Cash and Cash Equivalents*

The Company considers all highly liquid investments purchased with a remaining maturity of 90 days or less to be cash equivalents. Cash and cash equivalents include cash in bank accounts and deposits in money market accounts.

Cash on deposit with banks as of December 31, 2007 exceeded insured limits.

NOTE C (continued)

2. *Securities Transactions*

Securities transactions and related revenues and expenses are recorded on a trade-date basis. Amounts related to unsettled securities transactions are reported net on the consolidated statement of financial condition.

Securities owned are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in trading or investment revenue on the consolidated statement of operations, depending on the nature of the security.

3. *Due From or To Clearing Broker*

The amount due from or to clearing broker primarily represents receivables for funds held by the clearing broker which result from cash deposits and proceeds from realized securities transactions or amounts due to clearing broker on settled securities transactions. It is the Company's policy to monitor the credit standing of the clearing broker with whom it conducts business.

4. *Fixed Assets*

Fixed assets are stated at cost less accumulated depreciation and amortization. The costs of additions and betterments are capitalized, while repair and maintenance costs are charged to operations in the periods incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements is provided using the straight-line method over the shorter of the estimated useful life or the lease term.

When an asset is retired or otherwise disposed of, the cost and related depreciation and amortization are removed from the accounts and any resulting gain or loss is credited to or charged against current operations.

Assets under development are transferred to the related fixed asset account when development is complete and the asset is ready for service.

NOTE C (continued)

5. *Software Development Costs*

Direct development costs associated with internal-use computer software are accounted for under Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" and are capitalized including external direct costs of material and services and payroll cost for employees devoting time to the software projects. Costs incurred during the preliminary project stage, as well as for maintenance and training are expensed as incurred. Amortization is provided on a straight-line basis over three years.

6. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

7. *Taxes*

The Company became a single-member limited liability company effective April 1, 2006, and thus is presently a disregarded entity for tax purposes. The operations of the Company will be included in the taxable income of the member, and, accordingly, no provision for Federal income taxes is recorded in the financial statements.

8. *Consolidation*

The consolidated financial statements include the accounts of Cain Brothers RE LLC, its wholly-owned subsidiary. All intercompany balances have been eliminated in consolidation.

NOTE C (continued)

9. *Recent Accounting Pronouncements*

In September 2006, Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" was issued and is effective for fiscal years beginning after November 15, 2007 (for the Company, SFAS No. 157 will become effective January 1, 2008). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Management is currently evaluating the impact the adoption of SFAS No. 157 will have on the Company's financial statements.

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribed the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. On February 1, 2008, the Financial Accounting Standards Board decided to defer the effective date of FIN 48, for eligible nonpublic enterprises and to require those enterprises to adopt FIN 48 for annual periods beginning after December 15, 2007. Because the Company is currently a single-member limited liability company and thus a disregarded entity for income tax purposes, the impact of FIN 48 is not expected to be material.

NOTE D - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be the greater of $100,000, or 6-2/3% of aggregate indebtedness, as defined, of $6,715,088. Net capital and aggregate indebtedness change from day to day, but at December 31, 2007, the Company had net capital of $3,722,903, which exceeded its requirement of $447,672 by $3,275,231.

On the effective date of the First Amendment to the Third Amended and Restated Operating Agreement of the Company (Note B), the Company will begin making quarterly distributions to Cain in the amount of $700,000 per quarter, so long as earnings and regulatory net capital are sufficient to permit such distributions. Accordingly, effective January 1, 2008, the Company will begin to record undistributed earnings as a "distribution payable" liability for any undistributed earnings, earned subsequent to December 31, 2007, until Cain's obligations to CapitalSource are satisfied in full.

NOTE E - FIXED ASSETS

Fixed assets consist of the following at December 31:

	Life (in years)	2007
Capitalized software costs	3	$ 560,142
Software under development	3	1,200,000
Computer equipment	3	269,282
Furniture and fixtures	5	65,984
Leasehold improvements	(*)	141,280
Machinery and equipment	5	203,434
		2,440,122
Less accumulated depreciation and amortization		384,963
Total fixed assets		$2,055,159

(*) Amortized over the shorter of the estimated life or the life of the lease.

NOTE F - INVESTMENTS, AT FAIR VALUE

At December 31, 2007, the Company has, in addition to certain marketable securities, the following investments: CB Health Ventures LLC and CB Health Ventures II LLC, collectively referred to as "Ventures," which are included in the accompanying consolidated statement of financial condition at fair value.

In reporting its investments in Ventures at fair value, the Company has utilized audited and unaudited financial statements provided by Ventures, which in turn reflect consideration to changes in the current financial condition of Ventures' portfolio companies, their business and financial prospects and the marketability of (and valuations ascribed to) their portfolio investments. The value of Ventures as of any particular date is not indicative of amounts that may ultimately be realized as a result of future sales or other dispositions of the underlying portfolio investments held. Additionally, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed.

NOTE F (continued)

At December 31, 2007, the Company's investment in Ventures was valued at approximately $3,327,000. This is its fair value, as determined by management, based upon the underlying net asset value of the funds. Ventures makes investments concentrated in the health care industry. The Company has committed to contribute to Ventures approximately $1.210 million. As of December 31, 2007, the Company has made contributions totaling approximately $1.198 million to Ventures. The Company's final capital call, for $9,504, was made on January 28, 2008.

On January 15, 2008, the Company received a capital distribution from Ventures totaling $53,181.

A principal of the Company also serves in a management capacity of Ventures.

NOTE G - UNEARNED REVENUE

On November 21, 2005, the United States Bankruptcy Court for the Western District of Texas, San Antonio Division (the Court) approved Cain Brothers' Final Fee Application in conjunction with investment banking services rendered by Cain Brothers to its client, the National Benevolent Association (NBA). An element of the Court's ruling, whereby Cain Brothers was awarded a $1.842 million Transaction Fee, was appealed by NBA to the District Court of the Western District of Texas on November 28, 2005. On March 9, 2006, a stipulation was entered by the District Court under which the transaction fee was to be paid to Cain Brothers in accordance with the November 21, 2005 order, as long as Cain Brothers agreed that, if the Court's ruling were overturned on appeal, such funds would be returned to NBA.

On July 31, 2007, the Company and NBA settled this dispute with an agreement that NBA would drop its appeal and agree to a fee award of $1.440 million in exchange for the Company agreeing to refund to NBA the sum of $400,000. The parties also agreed to a mutual general release. Accordingly, the Company recognized $1.440 million in revenue from this engagement in 2007.

NOTE H - RELATED-PARTY TRANSACTIONS

At December 31, 2007, the Company had a receivable from Ventures totaling $21,000 relating to chargebacks for services provided between the Company and Ventures. Also, as of December 31, 2007, the Company had a $1,142 receivable from Health Enterprise Partners, a private equity fund of which

NOTE H (continued)

two officers of the Company serve in a management capacity, and approximately $146,900 from several individuals who are employees of the Company and are also members in CB Insurance Holdings LLC, which is the owner of life insurance policies on certain Company employees.

NOTE I - LEASE COMMITMENTS

The Company is obligated under noncancelable operating leases through August 31, 2017, for office space requiring minimum annual rental payments as follows:

2008	$1,241,811
2009	1,193,534
2010	1,156,538
2011	994,322
2012	958,586
Thereafter	4,416,071
	$9,960,862

The Company maintains a $690,000 collateral account as security for a lease which is included on the consolidated statement of financial condition in prepaid expenses and other assets.

NOTE J - EMPLOYEE BENEFIT PLAN

The Company has a profit-sharing plan (the "Plan") with a deferred arrangement under Section 401(k) of the Internal Revenue Code. The defined contribution plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

All eligible employees of the Company may participate and all contributions are 100% vested immediately. The Company does not make any matching contributions; however, it may make a discretionary profit-sharing contribution to the Plan.

For the year ended December 31, 2007, the Company's profit-sharing contribution to the Plan totaled $1,602,449 and is included in "Bonus and profit-sharing payable" on the accompanying consolidated statement of financial condition. This amount was funded on February 15, 2008.

NOTE K - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into underwriting and other securities transactions as principal and agent. The Company is exposed to off-balance-sheet risk of loss on unsettled securities transactions in the event counterparties are unable to fulfill contractual obligations. Pursuant to its agreement with its clearing broker, the Company is liable for amounts uncollected from customers introduced by the Company.

The Company has established various procedures to manage credit exposure related to its transactions with off-balance-sheet risk, including credit approval and collateral requirements.

On October 23, 2006, Cain Brothers entered into a $2.33 million Total Return Swap on bonds maturing July 1, 2008 (CC Bonds). The CC Bonds had a coupon of 5.500% and were callable as of March 26, 2007. The Company accrues interest based on the difference between the coupon rate and the market yield on a monthly basis. The Company also determines, on a monthly basis, the market value of the underlying bonds and records, as unrealized gains and losses, the change in value, if any.

The notional amount of the CC Bonds on which the Total Return Swap was executed was reduced to $1,195,000 in October 2007. As of December 31, 2007, the market value of the Total Return Swap on the CC Bonds (including accrued interest) was approximately $6,022 (which was received January 2, 2008 at the time the Total Return Swap on the CC Bonds was terminated).

NOTE L - CONTINGENCIES

To management's knowledge, other than as described below, there are no legal contingencies as of December 31, 2007.

On December 28, 2006, the Company was issued a subpoena by the Department of Justice, Antitrust Division, to produce documents pertaining to the investment or reinvestment of the proceeds of tax-exempt municipal bond issues, plus related transactions involving the management or transferal of the interest rate risk associated with these bond issues. The Company understands this subpoena is one of more than a dozen such subpoenas issued by the Department of Justice in December 2006, expanding an Internal Revenue Service investigation into certain bid-rigging and other practices by the Internal Revenue Service in the summer of 2006.

INDEPENDENT AUDITORS' SUPPLEMENTARY
REPORT ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5

**CAIN BROTHERS & COMPANY, LLC
AND SUBSIDIARY**

December 31, 2007

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
Cain Brothers & Company, LLC and Subsidiary

In planning and performing our audit of the financial statements and supplementary schedule of Cain Brothers & Company, LLC and Subsidiary (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of Americas. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory organizations which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 28, 2008

NOTE L (continued)

The Company has not, as of December 31, 2007, been named a party to any proceeding, nor does it expect to become party to any proceeding, and it is cooperating fully with government investigators. No reserves associated with this matter have been established by the Company, nor does management believe that the process and resolution of this matter will have any material effect on the current or future results of operations or financial condition of the Company.

END